tj
8/4/14

14041240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.0

SEC FILE NUMBER
8-09698

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/13 (MM/DD/YY) AND ENDING 5/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Intercoastal Capital Markets, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5550 Glades Road Suite 308
(No. and Street)

Boca Raton (City) FL (State) 33431-7277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers **561 939 8282**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard (Address) **Boca Raton** (City) **Florida** (State) **33431** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 8/8/14

KW 8/4/2014

<u>**OATH OR AFFIRMATION**</u>

I John Rogers____, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Intercoastal Capital Markets, Inc.**, as of **May 31, 2014**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Management
Intercoastal Capital Markets, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Capital Markets, Inc. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Continued from previous page

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.



Fort Lauderdale, Florida
July 25, 2014

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2014

ASSETS

Current assets:		
Cash	$	344,567
Due from clearing brokers		877,372
Securities owned, at fair value		14,572,454
Total current assets		15,794,393
Fixed assets, net		47,122
Other assets:		
Clearing brokers deposits		200,005
Total assets	$	16,041,520

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Due to clearing brokers, net	$	10,684,055
Securities sold, not yet purchased, at fair value		647,982
Compensation payable		346,189
Accounts payable and accrued expenses		53,368
Related party loan payable		48,565
Distributions Payable		410,820
Total current liabilities		12,190,979
Stockholder's equity:		
Common Stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional Paid-in-capital		2,301,063
Retained Earnings		1,049,478
Total Stockholder's equity		3,850,541
Total liabilities and stockholder's equity	$	16,041,520

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2014

Revenues:		
Proprietary trade gains	$	9,889,148
Interest and dividend income		293,496
Net unrealized gain on trading securities		88,837
Other		52,628
Total revenues		10,324,109
Expenses:		
Compensation and related expense		3,129,773
Communications and data processing		262,852
Clearing charges		248,755
Professional and consulting fees		186,206
Occupancy		90,955
General and administrative expense		85,435
Regulatory fees		44,144
Depreciation expense		7,136
Total expenses		4,055,256
Net income	$	6,268,853

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2014

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
Balance as of May 31, 2013	$ 500,000	$ 1,301,063	$ 142,365	$ 1,943,428
Stockholder contributions	-	1,000,000	-	1,000,000
Stockholder distributions	-	-	(5,361,740)	(5,361,740)
Net income	-	-	6,268,853	6,268,853
Balance as of May 31, 2014	$ 500,000	$ 2,301,063	$ 1,049,478	$ 3,850,541

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2014

Cash flows from operating activities:	
Net income	$ 6,268,853
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Unrealized gain on trading securities	88,837
Depreciation	7,136
Changes in operating assets and liabilities:	
Due from clearing broker	(538,835)
Securities owned, at fair value	(11,709,139)
Clearing broker deposits	(100,005)
Security deposits	9,300
Due to clearing broker	9,424,325
Securities sold, not yet purchased, at fair value	647,982
Compensation payable	171,007
Accounts payable and accrued expenses	34,710
Related party loan payable	(32,661)
Net cash provided by operating activities	4,271,510
Cash flows from investment activities:	
Purchase of property and equipment	(48,465)
Net cash used in investment activities	(48,465)
Cash flows from financing activities:	
Stockholder contributions	1,000,000
Stockholder distributions	(4,949,900)
Repayment of capital leases	(5,370)
Net cash used in financing activities	(3,955,270)
Net increase in cash	267,775
Cash, beginning of year	76,792
Cash, end of year	$ 344,567

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The corporate reorganization occurred on September 13, 2012, wherein the former stockholders received a distribution of the net assets of the Company and transferred their shares, which were canceled. Trifecta Holdings, LLC, a Florida limited liability company purchased 500,000 newly issued shares of the Company. Trifecta Holdings, LLC is the parent company and sole stockholder of Intercoastal Capital Markets, Inc. The Company's operations include the proprietary trading of securities which are all cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2014, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

Securities Transactions
The Company is engaged solely in the proprietary trading of asset-backed securities, bonds, certificates of deposit and U.S. treasury notes through non-affiliated securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date. Profit and loss arising from all securities transactions along with commissions and related clearing expenses are recorded on a trade date basis.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation, under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes, continued
In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. Currently, the 2012 and 2013 tax years are open and subject to examination by taxing authorities. As of May 31, 2014, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority.

Date of Management's Review
Management has evaluated subsequent events through July 25, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $2,894,972, which is $2,125,439 in excess of the minimum net capital amount required to be maintained at May 31, 2014.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, mortgage-backed securities, municipal bonds and certificates of deposit. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the adjusted cost, gross unrealized gain (loss) and fair value of financial instruments by significant investment category at May 31, 2014:

Assets	**Adjusted Cost**	**Unrealized Gain (Loss)**	**Fair Value (Level 2)**
Securities owned:			
Mortgage Backed securities	$ 9,102,527	$ 81,517	$ 9,184,044
Municipal bonds	4,477,319	24,448	4,501,767
Certificates of Deposits	892,565	(5,924)	886,641
Totals	$ 14,472,411	$ 100,041	$ 14,572,452

Liabilities	**Adjusted Cost**	**Unrealized Loss**	**Fair Value (Level 2)**
Securities sold, not yet purchased:			
United States Treasury notes	631,729	11,196	$ 642,925
Municipal bonds	5,049	9	5,057
Totals	$ 636,778	$ 11,205	$ 647,983

NOTE 5 – FIXED ASSETS

Fixed assets consist of leased computer equipment that is classified as capital leases with the following balance at May 31, 2014:

Computer equipment	$ 17,804
Furniture and Fixtures	38,682
	56,486
Less: accumulated depreciation	(9,364)
Fixed assets, net	$ 47,122

NOTE 6 – DUE TO CLEARING BROKERS, NET

Amounts due to clearing brokers, net at May 31, 2014 consist of the following:

Payable to clearing brokers	$ 13,835,635
Less: deposits for securities borrowed/loaned	(3,151,580)
Due to clearing brokers, net	$ 10,684,055

NOTE 7 – COMMITMENTS

The Company maintains a fully disclosed clearing agreement with Sterne, Agee & Leach, Inc ("Sterne Agee"). The agreement with Sterne Agee was effective through June 19, 2014. As of the date the financial statements were available to be issued, the Company was negotiating renewal terms with Sterne Agee. In addition, the Company also maintains a fully disclosed clearing agreement with Southwest Securities, Inc. ("Southwest"). The agreement with Southwest is effective through April 30, 2016 and may be terminated prior to the termination date. However, the Company is obligated to pay a termination fee which is determined by Southwest upon termination as defined in the terms of the agreement.

The Company entered into lease agreement for office space located in Boca Raton, Florida. The two-year lease term commenced on March 1, 2014. The lease calls for monthly minimum lease payments of approximately $3,600 per month with future escalation provisions.

Future minimum lease payments under the lease are as follows:

Year Ended May 31,	Amount
2015	$ 51,114
2016	36,026
Total	$ 87,140

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has a loan payable in the amount of $48,565 to one of the members of Trifecta Holdings, LLC (the Parent Company) under the terms of an informal agreement between the Company and the member of the Parent Company. The loan is non-interest bearing and is due on demand.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts with two (2) separate brokerage firms. At May 31, 2014, $1,753,701 exceeded the FDIC and SIPC insured limits.

The Company has investments in three (3) mortgage backed securities which represent approximately 50% of the Company's total securities owned at May 31, 2014.

The Company has investments in three (3) United States treasury notes which represent approximately 99% of the Company's securities sold, not yet purchased at May 31, 2014.

SUPPLEMENTARY INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2014

Net capital:		
Total shareholder's equity	$	3,850,541
Non-allowable assets:		
Furnishings & equipment		47,122
Total non-allowable assets		47,122
Haircuts on securities		(908,447)
Total net capital		2,894,972
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the balance sheet or $100,000 whichever is greater		769,533
Excess net capital		2,125,439
Aggregate indebtedness as included in the Statement of Financial Condition		11,542,997
Ratio of aggregate indebtedness to net capital		398.73%

There are no material differences between the computation of net capital per the FOCUS report at May 31, 2014 as compared to the computation of net capital as shown above.

Intercoastal Capital Markets, Inc. is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Management
Intercoastal Capital Markets, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2014, which were agreed to by Intercoastal Capital Markets, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended May 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
July 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2014 , 20___

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-009698 FINRA MAY 12/30/1970
INTERCOASTAL CAPITAL MARKETS INC
5550 GLADES RD STE 308
BOCA RATON, FL 33431-3648

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer -561-483-6335

2. A. General Assessment (item 2e from page 2)		$ 25,188.38
B. Less payment made with SIPC-6 filed (exclude interest) 12/30/2013 Date Paid		(11,150.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		14,038.38
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 14,038.38
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 14,038.38	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercoastal Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 21 day of July , 20 14 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 20 13 and ending May 31, 20 14

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 10,324,109
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		248,755
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		0
Total deductions		248,755
2d. SIPC Net Operating Revenues		$ 10,075,354
2e. General Assessment @ .0025		$ 25,188.38

(to page 1, line 2.A.)

Internal Control

DaszkalBolton LLP
ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Management
Intercoastal Capital Markets, Inc.
Boca Raton, FL

In planning and performing our audit of the financial statements and supplemental schedules of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2014 and for the year then ended in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and (2) determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Boca Raton	Fort Lauderdale/Miami	Jupiter
2401 NW Boca Raton Boulevard	490 Sawgrass Corporate Parkway, Suite 200	4455 Military Trail, Suite 201
Boca Raton, Florida 33431-6632	Sunrise, Florida 33325-6252	Jupiter, Florida 33458-4828
561-367-1040	954-974-3544	561-622-8920

PCAOB Registered www.dbllp.com Member AGN Worldwide

Continued from previous page

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
July 25, 2014